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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Schulman                            Robert                 I.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Tremont Advisers, Inc.
555 Theodore Fremd Avenue
Suite C206
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                                    (Street)

Rye                                  NY                  10580
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Tremont Advisers, Inc.   TMAV
--------------------------------------------------------------------------------
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     4/01
     ---------------------------------------------------------------------------
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     President and Co-Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class B Common Stock              4/20/01            M        --      114,375     A    $1.12       460,013       D         --
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Class B Common Stock                --               --       --           --     --      --        13,208       I        (1)(2)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Options             $8.00     --       --   --   --     --   12/9/99   12/9/04  Class B    3,125   N/A     3,125      D        --
                                                                                Connon
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options             $8.00     --       --   --   --     --   12/9/00   12/9/04  Class B    3,125   N/A     3,125      D        --
                                                                                Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options             $8.00     --       --   --   --     --   12/9/01   12/9/04  Class B    6,250   N/A     6,250      D        --
                                                                                Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options             $1.12   4/20/01     M   --   --  114,385 5/31/97   5/31/01  Class B  114,375   N/A         0      D        --
                                                                                Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options             $2.40     --       --   --   --     --   6/12/99   6/12/02  Class B   39,062   N/A    39,062      D        --
                                                                                Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options            $10.50     --       --   --   --     --   12/6/00   12/6/05  Class B    3,125   N/A     3,125      D        --
                                                                                Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options            $10.50     --       --   --   --     --   12/6/01   12/6/05  Class B    3,125   N/A     3,125      D        --
                                                                                Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Options            $10.50     --       --   --   --     --   12/6/02   12/6/05  Class B    6,250   N/A     6,250      D        --
                                                                                Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A              1:1      --       --   --   --     --   8/15/98     N/A    Class B    3,068   N/A     3,068      I     (1)(2)
Common Stock                                                                    Common
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A              1:1      --       --   --   --     --   8/15/98     N/A    Class B    9,112   N/A     9,112      I     (1)(3)
Common Stock                                                                    Common
                                                                                Stock
====================================================================================================================================

Explanation of Responses:
(1) Owned of record by the Tremont Advisers, Inc. Savings Plan (the "Plan"). The Reporting Person has investment discretion over these shares.
(2) Acquired at the direction of Reporting Person utilizing the Reporting Person's contributions.
(3) Acquired at the discretion of the Plan utilizing employer comtributions. Reporting Person granted investment discretion over the shares at December 31, 2000.



/s/   Robert I. Schulman                                        May 7, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Robert I. Schulman

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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